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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company:  Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557


The following is an English translation of a press release issued in Sweden by Pharmacia & Upjohn, Inc. on March 18, 2000:


               SWEDEN PASSES POSITIVE TAX RULING FOR SHAREHOLDERS
                  IN MERGER OF PHARMACIA & UPJOHN AND MONSANTO


STOCKHOLM, SWEDEN (March 18, 2000) -- Pharmacia & Upjohn, Inc. announced today that the Swedish Council for Advanced Tax Rulings has issued a ruling under which holders of Swedish Depository Shares in Pharmacia & Upjohn will be eligible for deferred-taxation on capital gains derived from the proposed merger between Pharmacia & Upjohn and Monsanto Company.

     Pharmacia & Upjohn will provide further information on how shareholders will be required to report the merger in tax returns when the Swedish National Tax Board issues recommendations regarding the acquisition value for the new depository receipts in Pharmacia Corporation. The tax ruling will become enforceable when the Swedish National Tax Board brings the case before the Swedish Administrative Supreme Court in approximately three weeks.

                               ******************

Monsanto and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, www.sec.gov.

In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY
BEFORE MAKING A DECISION CONCERNING THE MERGER.

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Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.